UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,049,807
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,049,807
	10.	Shared Dispositive Power 12,595,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,645,109
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 58,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,153,119
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,153,119
	10.	Shared Dispositive Power 12,595,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,748,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,153,119
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,153,119
	10.	Shared Dispositive Power 12,595,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,748,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,748,421
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,153,119
	10.	Shared Dispositive Power 12,595,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,748,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 32,029,359 shares of Common Stock outstanding as of December 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2016, that was filed by the Issuer with the Securities and Exchange Commission on December 1, 2016.

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report (i) open market sales of Common Stock between October 13, 2016 and October 21, 2016 by Mr. Lampert; and (ii) a distribution of Common Stock on a pro rata basis to certain partners that elected in 2016 to redeem all or a portion of their interest in Partners.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In various open market purchases between October 13, 2016 and October 21, 2016, Mr. Lampert acquired an aggregate of 157,420 shares of Common Stock for aggregate consideration of approximately $2,336,211 (excluding commissions) using personal funds.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 6, 2017, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	18,645,109 (1)	58.2%	6,049,807	0	6,049,807	12,595,302 (1)
SPE I Partners, LP	45,156	0.1%	45,156	0	45,156	0
SPE Master I, LP	58,156	0.2%	58,156	0	58,156	0
RBS Partners, L.P.	18,748,421 (1)(2)	58.5%	6,153,119 (2)	0	6,153,119 (2)	12,595,302 (1)
ESL Investments, Inc.	18,748,421 (1)(3)	58.5%	6,153,119 (4)	0	6,153,119 (3)	12,595,302 (1)
Edward S. Lampert	18,748,421 (1)(4)	58.5%	18,748,421 (1)(4)	0	6,153,119 (4)	12,595,302 (1)

(1)	This number includes 12,595,302 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 6,049,807 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 6,049,807 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(4)	This number includes 6,049,807 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2017	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
ESL Partners, L.P.	01/05/2017	Pro Rata Distribution of Shares to Redeeming Partners		565,473	$0
RBS Partners, L.P.	01/05/2017	Acquisition of Shares from ESL Partners, L.P. as a result of a Pro Rata Distribution to Redeeming Partners	724		$0
RBS Partners, L.P.	01/05/2017	Pro Rata Distribution of Shares to Redeeming Partners		724	$0